UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 22.5% IN ITS 12 MEXICAN AIRPORTS AND OF 9.0% IN ITS MONTEGO BAY, JAMAICA AIRPORT FOR THE MONTH OF SEPTEMBER

Guadalajara, Jalisco, Mexico, October 6, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of September 2015 compared to traffic figures for September 2014.

During September 2015, total terminal passengers increased 22.5% in the 12 Mexico-based airports compared to the same period of the previous year; traffic through the Montego Bay airport rose 9.0% during the same period. Domestic passenger traffic presented a 20.0% increase in the Mexican airports, while international passenger traffic increased 29.9%. Montego Bay contributed 208 thousand passengers to GAP’s network for an accumulated increase of 5.1% since January.

Domestic Terminal Passengers (in thousands):

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Juan Carlos Gomez Stolk
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 4517
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Montego Bay Airport (thousands)

GAP Passenger Traffic Report September 2015	Page 2

The following items are highlights from traffic results for the month of September:

  Load Factor for the Mexican Airports: During the month of September, GAP registered a 13.2% increase in the number of seats compared to last year. Load factor grew 5.7% to reach 74.8%.

  New Routes: Guadalajara to La Paz and Guadalajara to Los Cabos by AereoCalafia, and Guadalajara to San Jose, Costa Rica by Volaris.

  Aguascalientes and Guanajuato: New routes in the Aguascalientes airport reached a consolidation point in terms of new destinations such as Monterrey, Puerto Vallarta and Tijuana, therefore, growth for the month came from a higher load factor. In Guanajuato, Interjet positioned itself as the main generator of growth in the domestic market with 15 thousand additional seats for the month of September. Volaris, on the other hand, contributed the largest number of additional seats in the international market, with the addition of 6 thousand new seats in its routes to Los Angeles and Oakland.

  Guadalajara: This airport reported a positive balance in terms of growth levels in the domestic and international markets. This was the strongest September in the history of the concession; on the one hand, the domestic market benefitted from the increase in frequencies to high-density destinations such as Mexico City and Tijuana. The international operation has also grown as a result of new routes, such as Dallas, Houston, Los Angeles, Guatemala, New York and San Jose, Costa Rica.

  Puerto Vallarta: The domestic market has become the main growth driver for Vallarta - Nayarit during the summer months due to the 24.2% increase in the volume of passengers transported during September. Regional connectivity has strengthened between short-haul destinations, such as Aguascalientes, Guanajuato, Guadalajara and Durango. The international market has experienced consistent growth as a result of the increase in available seats from American, Delta and United to their U.S. HUBs.

  Los Cabos: During the month of September, the Baja California peninsula reached the one-year mark since Hurricane Odile. This airport has been able to recover the total number of airlines and destinations served from this airport, with a 2.9% increase in the number of available seats so far this year. During this month, there were regular flights to 23 unique destinations, 6 domestic and 17 international flights. It is important to mention the higher number of frequencies to U.S. west coast destinations by Alaska and American Airlines, which had 52 thousand and 37 thousand available seats, respectively, during the month of September.

GAP Passenger Traffic Report September 2015	Page 3

  Tijuana: As a percentage, the 26.5% increase experienced during September was the highest increase registered at this airport in the last 8 years. On the one hand, the airlines are seeking to position themselves at this airport prior to the opening of the cross border bridge. Additionally, Tijuana has become an attractive option as a result of the dollar appreciation and the increase in ticket prices for international flights to Southern California. The load factor at this airport increased 1.8% compared to September 2014 to reach 74.0%. The number of seats available rose 23.4%, due to 17 thousand new seats from Interjet and 68 thousand from Volaris.

  Montego Bay: The number of seats available at this airport rose by 5.8%; load factors grew 1.7% to reach 78.4%. We estimate that during November and December of 2015, Southwest will be initiating operations from Houston Hobby, American will initiate operations from Los Angeles, German Wings from Cologne, Condor from Frankfurt and Munich, and Thomas Cook will initiate operations from Guttenberg.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report September 2015	Page 4

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: October 6, 2015